

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mr. Paul Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, New York 10010

> **Re: Augme Technologies, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 1, 2010**
> **File No. 333-57818**

Dear Mr. Arena:

We have reviewed your response letter dated February 24, 2011 and your filings and have the following comments. As noted in our letter dated February 15, 2011 we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Paul Arena
Augme Technologies, Inc.
March 18, 2011
Page 2

Form 10-K for the year ended February 28, 2010

Item 7 - Management's discussion and analysis

Critical accounting policies, page 29

1. We note your response to our prior comment. Tell us how you applied the guidance in ASC 350-20-35-33 through 35-46 in determining your reporting units. In this regard it does not appear that your definition of reporting units in your proposed disclosure is consistent with ASC 350-20-35-33. We also note you have that three operating divisions including mobile marketing, video content delivery, and ad network provisioning.

2. If you believe that your reporting unit(s) is not at risk of failing step one of the goodwill impairment test, please include a statement to that effect in your proposed disclosures or disclose the percentage by which fair value exceeded carrying value of the reporting unit as of the most recent step one impairment test date.

****

Please file all correspondence over EDGAR. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director